EXHIBIT 99.1

Galapagos Receives Transparency Notifications from Bank of America

Mechelen, Belgium; February 10, 2026, 22:01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received transparency notifications from Bank of America.

Pursuant to Belgian transparency legislation1, Galapagos received transparency notifications on February 5, 6, and 9, 2026, from Bank of America Corporation. The initial notification indicates that Bank of America Corporation, as controlling entity, crossed above the threshold of 5% of Galapagos’ voting rights on February 2, 2026, followed by its controlled entity, BofA Securities, Inc., individually crossing the threshold of 5% on February 3, 2026, as a result of an acquisition of Galapagos’ voting rights and equivalent financial instruments. Subsequently, Galapagos received a notification indicating that BofA Securities, Inc. fell below the 5% threshold of Galapagos’ voting rights again on February 4, 2026 following the disposal of such instruments, and another notification indicating that the controlling entity, Bank of America Corporation, crossed below the 5% threshold linked to equivalent financial instruments on February 5, 2026 following the disposal of such equivalent financial instruments.

On February 5, 2026, the Bank of America Corporation (taking into account the holding of its affiliates) owned 132,087 voting rights and 3,323,941 equivalent financial instruments, representing together 5.04% of Galapagos’ currently outstanding 65,897,071 shares, versus 250,370 voting rights and 3,264,761 equivalent financial instruments, representing together 5.33%, in the initial notification of February 5 2026.

Summary of the transactions:

Date on which the threshold was crossed	Date of notification	Direct voting rights after the transaction	Equivalent financial instruments after the transaction	Total (%) voting rights
February 2, 2026	February 5, 2026	0.38%	4.95%	5.33%
February 3, 2026	February 6, 2026	0.41%	6.82%	7.23%
February 4, 2026	February 6, 2026	0.40%	5.28%	5.68%
February 5, 2026	February 9, 2026	0.20%	4.84%	5.04%

Content of the notifications from Bank of America Corporation:
The notification dated February 9, 2026, contains the following information:

  Date of notification: February 9, 2026
  Date on which the threshold is crossed: February 5, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,475	12,475		0.02%
Merrill Lynch International	237,869	105,026		0.16%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	0	0		0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	269,930	132,087		0.20%
	TOTAL	132,087	0	0.20%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			151,400	0.23%	physical
BofA Securities, Inc.	Right to Recall			29,400	0.04%	physical
BofA Securities, Inc.	Rights of Use			2,844,618	4.32%	physical
Merrill Lynch International	Rights of Use			4,264	0.01%	physical
Bank of America, National Association	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Bank of America, National Association	Swaps	15/01/2027		4,216	0.01%	cash
Bank of America, National Association	Swaps	15/10/2027		15	0.00%	cash
Bank of America, National Association	Swaps	31/01/2028		289	0.00%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		15,405	0.02%	cash
Merrill Lynch International	Swaps	15/10/2027		15	0.00%	cash
Merrill Lynch International	Swaps	30/04/2026		10,610	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,237	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		4,949	0.01%	cash
Merrill Lynch International	Swaps	29/01/2027		124	0.00%	cash
Merrill Lynch International	Swaps	27/02/2026		312	0.00%	cash
	TOTAL			3,191,854	4.84%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,323,941	5.04%

The chain of control has been described at the end of the notification (section 11) and can be found here.

The notification dated February 6, 2026, contains the following information:

  Date of notification: February 6, 2026
  Date on which the threshold is crossed: February 4, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,493	12,475		0.02%
Merrill Lynch International	242,319	237,869		0.36%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	0	0		0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	269,398	264,930		0.40%
	TOTAL	264,930	0	0.40%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			156,834	0.24%	physical
BofA Securities, Inc.	Right to Recall			29,400	0.04%	physical
BofA Securities, Inc.	Rights of Use			3,128,443	4.75%	physical
Merrill Lynch International	Rights of Use			3,421	0.01%	physical
Bank of America, National Association	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Bank of America, National Association	Swaps	15/01/2027		2,646	0.00%	cash
Bank of America, National Association	Swaps	15/10/2027		15	0.00%	cash
Bank of America, National Association	Swaps	31/01/2028		293	0.00%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		13,835	0.02%	cash
Merrill Lynch International	Swaps	15/10/2027		15	0.00%	cash
Merrill Lynch International	Swaps	30/04/2026		10,870	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,225	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		4,810	0.01%	cash
Merrill Lynch International	Swaps	29/01/2027		580	0.00%	cash
Merrill Lynch International	Swaps	29/12/2026		73	0.00%	cash
Merrill Lynch International	Swaps	27/02/2026		312	0.00%	cash
Merrill Lynch International	Swaps	09/09/2027		821	0.00%	cash
	TOTAL			3,478,593	5.28%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,743,523	5.68%

The chain of control has been described at the end of the notification (section 11) and can be found here.

The notification dated February 6, 2026, contains the following information:

  Date of notification: February 6, 2026
  Date on which the threshold is crossed: February 3, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0		0.00%
Bank of America, National Association	12,493	12,493		0.02%
Merrill Lynch International	223,291	242,319		0.37%
Managed Account Advisors LLC	3	3		0.00%
BofA Securities, Inc.	0	0		0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462		0.02%
U.S. Trust Company of Delaware	121	121		0.00%
Subtotal	250,370	269,398		0.41%
	TOTAL	269,398	0	0.41%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			156,834	0.24%	physical
BofA Securities, Inc.	Right to Recall			29,400	0.04%	physical
BofA Securities, Inc.	Rights of Use			4,145,294	6.29%	physical
Merrill Lynch International	Rights of Use			3,859	0.01%	physical
Bank of America, National Association	Physical Call Option	19/06/2026		100,000	0.15%	physical
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Bank of America, National Association	Swaps	15/01/2027		2,646	0.00%	cash
Bank of America, National Association	Swaps	15/10/2027		15	0.00%	cash
Bank of America, National Association	Swaps	31/01/2028		295	0.00%	cash
Merrill Lynch International	Swaps	15/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		13,835	0.02%	cash
Merrill Lynch International	Swaps	15/10/2027		15	0.00%	cash
Merrill Lynch International	Swaps	30/04/2026		9,990	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,298	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		4,668	0.01%	cash
Merrill Lynch International	Swaps	29/01/2027		1,442	0.00%	cash
Merrill Lynch International	Swaps	30/06/2026		134	0.00%	cash
Merrill Lynch International	Swaps	29/12/2026		313	0.00%	cash
Merrill Lynch International	Swaps	27/02/2026		85	0.00%	cash
	TOTAL			4,495,123	6.82%

TOTAL (A&B)	# of voting rights	% of voting rights
	4,764,521	7.23%

The chain of control has been described at the end of the notification (section 11) and can be found here.

The notification dated February 5, 2026, contains the following information:

  Date of notification: February 5, 2026
  Date on which the threshold is crossed: February 2, 2026
  Threshold of voting rights crossed (in %): 5%
  Notification by: Bank of America Corporation
  Denominator: 65,897,071
  Reason for the notification: Acquisition or disposal of voting securities or voting rights and acquisition or disposal of financial instruments that are treated as voting securities
  Notified details:

A) Voting Rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Bank of America Corporation	0	0	0	0.00%	0.00%
Bank of America, National Association	12,476	12,493	0	0.02%	0.00%
Merrill Lynch International	66,430	223,291	0	0.34%	0.00%
Managed Account Advisors LLC	3	3	0	0.00%	0.00%
BofA Securities, Inc.	10,042	0	0	0.00%	0.00%
Merrill Lynch, Pierce, Fenner & Smith Incorporated	14,462	14,462	0	0.02%	0.00%
U.S. Trust Company of Delaware	121	121	0	0.00%	0.00%
Subtotal	103,534	250,370		0.38%
	TOTAL	250,370	0	0.38%	0.00%

B) Equivalent financial instruments	After the transaction
Holder of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Merrill Lynch International	Right to Recall			156,835	0.24%	physical
BofA Securities, Inc.	Right to Recall			29,400	0.04%	physical
BofA Securities, Inc.	Rights of Use			2,919,164	4.43%	physical
Merrill Lynch International	Rights of Use			2,608	0.00%	physical
Bank of America, National Association	Physical Call Option	19/06/2026		100,000	0.15%	physical
Merrill Lynch International	Swaps	19/06/2026		12,500	0.02%	cash
Merrill Lynch International	Swaps	15/06/2026		13,054	0.02%	cash
Merrill Lynch International	Swaps	15/01/2027		15	0.00%	cash
Merrill Lynch International	Swaps	30/04/2026		10,080	0.02%	cash
Merrill Lynch International	Swaps	02/07/2026		1,259	0.00%	cash
Merrill Lynch International	Swaps	01/11/2027		4,520	0.01%	cash
Merrill Lynch International	Swaps	29/01/2027		589	0.00%	cash
Merrill Lynch International	Swaps	30/06/2026		39	0.00%	cash
Merrill Lynch International	Swaps	29/12/2026		21	0.00%	cash
Bank of America, National Association	Swaps	15/10/2027		15	0.00%	cash
Bank of America, National Association	Swaps	15/06/2026		12,500	0.02%	cash
Bank of America, National Association	Swaps	15/01/2027		1,865	0.00%	cash
Bank of America, National Association	Swaps	31/01/2028		297	0.02%	cash
	TOTAL			3,264,761	4.95%

TOTAL (A&B)	# of voting rights	% of voting rights
	3,515,131	5.33%

The chain of control has been described at the end of the notification (section 11) and can be found here.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Media
Media
Katie Morris
+1 952 288 6821
katiemorris@ententeinc.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions, as amended from time to time.